Exhibit 99

October 19, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Sale of shares of HDFC Education and Development Services Private Limited (“HDFC Edu”) by HDFC Bank Limited

We refer to our earlier intimations dated March 30, 2024, July 20, 2024 and October 7, 2024 in relation to sale of 100% stake held by HDFC Bank Limited (“the Bank”) in HDFC Edu, a wholly owned subsidiary of the Bank.

In this connection, we wish to inform you that the Bank has today, i.e. on October 18, 2024, completed sale of 18,20,00,000 equity shares of face value of Rs. 10 each of HDFC Edu, corresponding to 91% of its paid-up share capital to Vama Sundari Investments (Delhi) Pvt. Ltd., (“Vama Sundari”). Accordingly, HDFC Edu has ceased to be a subsidiary of the Bank with effect from October 18, 2024.

The details as required are provided hereunder:

Sr. No.	Particulars of disclosure	Disclosure
a)	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year;	HDFC Education and Development Services Private Limited (“HDFC Edu”) Total revenue of HDFC Edu during FY 2023-2024: Rs. 18.18 crore Networth of HDFC Edu as on March 31, 2024: Rs. 192.39 cr
b)	Date on which the agreement for sale has been entered into;	October 8, 2024
c)	The expected date of completion of sale/disposal;	The Bank has completed divestment of 91% stake in HDFC Edu on October 18, 2024. The remaining 9% stake would be divested no later than June 30, 2025.
d)	Consideration received from such sale/disposal;	Sale price of Rs. 9.60 per share for 18,20,00,000 shares, aggregating to Rs. 174.72 crore.
e)	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/group companies. If yes, details thereof;	Vama Sundari is a private limited company incorporated under the Companies Act, 1956 with Company Identification Number as U65923HR2008PTC046947 and registered office at CP-3, Sector 8, IMT Manesar, Gurugram, Haryana - 122051, India. Vama Sundari is a HCL Group Company.

The Bank has no promoter/ promoter group company. Further, the buyer does not belong to promoter/ promoter group of HDFC Edu.
f)	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”;

Ms. Roshni Nadar, a Director of Vama Sundari is also a Director on the Board of HDFC Asset Management Company Limited (HDFC AMC), a subsidiary of HDFC Bank. Hence, Vama Sundari is a related party of HDFC AMC and sale of shares to Vama Sundari would be a related party transaction for the Bank. In compliance with the provisions of the Listing Regulations, prior approval of the Audit Committee of the Bank has been obtained for the said transaction.

The transaction is done on arm’s length. The price discovery was made pursuant to bid process.

g)	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations.

Not applicable.

It may be noted that the divestment is necessitated pursuant to the directions of the RBI issued to the Bank in connection with the scheme of amalgamation of: (a) erstwhile HDFC Investments Limited and erstwhile HDFC Holdings Limited, wholly-owned subsidiaries of erstwhile Housing Development Finance Corporation Limited (“e-HDFC Limited”) with and into e-HDFC Limited; and (b) e-HDFC Limited with and into HDFC Bank Limited.

h)	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale.	Not Applicable

You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight